Exhibit 3.1

Certificate of Amendment of the
Amended and Restated Certificate of Incorporation of
Snail, Inc.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Snail, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

1.	The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Sections 242 and 228 of the General Corporation Law. The amendment amends the Certificate of Incorporation as follows:

Article IV of the Certificate of Incorporation is hereby amended to add the following Section (E):

“Upon this Certificate of Amendment to the Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), all shares of the Corporation’s Common Stock, including Class A Common Stock and Class B Common Stock, issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as and combined into a smaller number of shares such that at a ratio of five (5) shares of issued and outstanding Common Stock of a given class immediately prior to the Effective Time are automatically combined into one (1) validly issued, fully paid and nonassessable share of Common Stock of the same class (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification and combination following the Effective Time (after taking into account all fractional shares of Common Stock otherwise issuable to such holder) shall be entitled to receive a cash payment equal to the number of shares of the Common Stock held by such stockholder before the Reverse Stock Split that would otherwise have been exchanged for such fractional share interest multiplied by the average closing sales price of the Class A Common Stock as reported on the Nasdaq Capital Market for the ten (10) days preceding the Effective Time.

Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate or book-entry position shall have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time).”

2.	This Certificate of Amendment shall be effective at 11:59 PM Eastern Time on July 2, 2026.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, as amended, to be signed by its Chief Financial Officer this 1st day of July, 2026.

Snail, Inc.

By:	/s/ Heidy Chow
Name:	Heidy Chow
Title:	Chief Financial Officer